MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of Securities Registered in the Securities Registry

Santiago, July 29, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

As reported in the Material Fact dated June 27, 2025, concerning the pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”), for up to 2.4% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 14,506,509,062 shares). Said mechanism was approved by the Company’s Board of Directors at its meeting held on the same date to implement the new share repurchase program approved at the Extraordinary Shareholders’ Meeting held on June 26, 2025.

In accordance with the foregoing, the OFB was duly registered in the Exchange’s systems on June 27, 2025, effective as of July 1, 2025, for an initial period of 30 days, that is, from July 1, 2025, to July 30, 2025. The price of the OFB was set at CLP$19.00 (nineteen point zero zero pesos, legal currency in Chile) per share.

On this date, July 29, 2025, the Company approved an increase in the price of the OFB to CLP$20.6 (twenty point six pesos, legal currency in Chile) per share. All other terms and conditions of the OFB remain unchanged.

This change will be duly and timely recorded with the Exchange in accordance with applicable stock exchange regulations.

Sincerely,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange